Troutman Sanders LLP
600 Peachtree Street NE, Suite 5200
Atlanta, GA 30308-2216

troutman.com

Paul Davis Fancher
paul.fancher@troutman.com
D 404.885.3310

February 1, 2018

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549
Attn:    Michael Volley

Re:	Atlanticus Holdings Corporation Form 10-K for the Fiscal Year Ended December 31, 2016 Response Dated January 2, 2018 File No. 000-53717

Dear Mr. Volley:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) set forth in your letter dated January 22, 2018 (the “Comment Letter”) to William R. McCamey, Chief Financial Officer of Atlanticus Holdings Corporation (the “Company”), with respect to the above-referenced SEC filing.

We are authorized by the Company to provide the responses contained in this letter on its behalf. The terms “we,” “us,” and “our” in the responses refer to the Company. For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Michael Volley
February 1, 2018

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 1. Business

How Do We Collect?, page 3

1.
We note your response to comment one that you consider loans past due 90 days or more and re-aged as troubled debt restructurings. Please revise future filings to include the disclosure required by ASC 310-40-50.

Company Response:

As requested, we will revise future filings to include the disclosure required by ASC 310-40-50. First, we plan to include the following revised disclosure under “Item 1. Business-How Do We Collect?-Credit and Other Investments Segment” in future Form 10-K filings:

Additionally, we may re-age customer accounts that meet our qualifications for re-aging. Re-aging involves changing the delinquency status of an account. It is our policy to work cooperatively with customers demonstrating a willingness and ability to repay their indebtedness and who satisfy other criteria, but are unable to pay the entire past due amount. Generally, to qualify for re-aging, an account must have been opened for at least nine months and may not be re-aged more than once in a twelve-month period or twice in a five-year period. In addition, an account on a workout program may qualify for one additional re-age in a five-year period. The customer also must have made three consecutive minimum monthly payments or the equivalent cumulative amount in the last three billing cycles. If a re-aged account subsequently experiences payment defaults, it will again become contractually delinquent and will be charged off according to our regular charge-off policy. The practice of re-aging an account may affect delinquencies and charge offs, potentially delaying or reducing such delinquencies and charge offs; however, this impact generally changes such delinquencies and charge offs by less than 10% and 5%, respectively.

Typically, once an account is 90 days or more past due, the account is placed on a non-accrual status. Placement on a non-accrual status results in the elimination of the annual percentage rate (“APR”) charged to an account and a cessation of fee billing. Following this adjustment, if a customer demonstrates a willingness and ability to resume making monthly payments and meets the additional criteria discussed above, we will re-age the customer’s account. When we re-age an account, we adjust the status of the account to bring a delinquent account current, but generally do not make any further modifications to the payment terms or amount owed. Thus we do not recognize an impairment or write-down solely due to the re-aging process. Once an account is placed on a non-accrual status, it is closed for further purchases. We believe that re-ages help our customers to manage difficult repayment periods, return to good standing and avoid further deterioration to their credit scores. Accounts that are placed on a non-accrual status and thereafter make at least one payment qualify as troubled debt restructurings (“TDRs”).

Michael Volley
February 1, 2018

See Note 2, “Significant Accounting Policies and Consolidated Financial Statement Components-Loans and Fees Receivable-Troubled Debt Restructurings” to our consolidated financial statements included herein for further discussion of TDRs.

Second, we plan to include the following additional disclosure under Note 2 “Significant Accounting Policies and Consolidated Financial Statement Components-Loans and Fees Receivable” to future Financial Statements:

Troubled Debt Restructurings

As part of ongoing collection efforts, once an account is 90 days or more past due, the account is placed on a non-accrual status. Placement on a non-accrual status results in the elimination of the annual percentage rate (“APR”) charged to an account and a cessation of fee billing. Following this adjustment, if a customer demonstrates a willingness and ability to resume making monthly payments and meets certain additional criteria, we will re-age the customer’s account. When we re-age an account, we adjust the status of the account to bring a delinquent account current, but generally do not make any further modifications to the payment terms or amount owed. Once an account is placed on a non-accrual status, it is closed for further purchases. Accounts that are placed on a non-accrual status and thereafter make at least one payment qualify as troubled debt restructurings (“TDRs”).

The following table details by class of receivable, the number and amount of TDRs, including TDRs that have been re-aged, as of December 31, 2017 and December 31, 2016:

	As of December 31,
	2017		2016
	Point-of-Sale	Direct-to-consumer	Point-of-Sale	Direct-to-consumer
Number of accounts on non-accrual status			7,350	1,449
Number of accounts on non-accrual status above that have been re-aged			560	9
Amount of receivables on non-accrual status (in thousands)			$10,346	$4,728
Amount of receivables on non-accrual status above that have been re-aged (in thousands)			$865	$10
Carrying value of receivables on non-accrual status (in thousands)			$2,432	$474
TDRs - Performing (carrying value, in thousands)*			$1,279	$279
TDRs - Nonperforming (carrying value, in thousands)*			$1,153	$195

Michael Volley
February 1, 2018

*“TDRs - Performing” include accounts that are current on all amounts owed, while “TDRs - Nonperforming” include all accounts with past due amounts owed.

Given that the above TDRs have a high reserve rate associated with them prior to modification as TDRs, we do not separately reserve or impair these receivables outside of our general reserve process.

The following table details by class of receivable, the number of accounts and carrying value of loans that completed a modification within the prior twelve months and subsequently charged off.

	2017		2016
	Point-of-Sale	Direct-to-Consumer	Point-of-Sale	Direct-to-Consumer
Number of accounts			1,645	381
Loan balance at time of charge off (in thousands)			$1,681	$1,149

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Definitions of Financial Operating and Statistical Measures, page 28

2.
Please provide us a quantitative reconciliation to the most directly comparable GAAP measure for your non-GAAP measures Total Yield Ratio, Combined Gross Charge-off Ratio, and Adjusted Charge-off Ratio for the years ended 12/31/2016 and 12/31/2015. Please clearly describe the nature of each adjustment and the reasons why the adjustments are relevant and useful.

Company Response:

We believe the disclosure of Total Yield Ratio, Combined Gross Charge-off Ratio and Adjusted Charge-off Ratio is important because they provide investors with an important measure of the underlying performance of the receivables we purchase particularly given the varied methods of accounting for our receivables (e.g. Fair Value vs Net Book Value). As there is no comparable GAAP measure for any of these ratios, we have provided below a calculation for each of these ratios for our Credit and Other Investments segment for each quarter in the years ended December 31, 2016 and December 31, 2015. These ratios are calculated primarily from information included in the Company’s financial statements and related notes. The below calculations include cross references to such information.

For purposes of calculating these ratios, we have excluded the impact of rental revenues, given that we have provided separate earnings metrics for this portion of our operations in periods where it was material. The revenue recognition for this portion of our operations was based on rental streams collected (on a cash basis) and did not contribute any receivables to our Average Managed Receivables, which is the denominator used to calculate these ratios. Therefore, the inclusion of the impact of rental revenues would have inflated the yield ratios without a corresponding inclusion of the investments made in the rental inventory. In addition, we exclude the impact of fair value adjustments for our receivables, as the fair value measurements do not provide an indication of the current performance of the underlying receivables. Finally, we include

Michael Volley
February 1, 2018

the economics of our ownership in receivables that are included in non-consolidated entities so that we may provide a complete understanding of our total credit and other investment portfolios.

Total Yield Ratio (annualized, dollars in millions)	12/31/2016	9/30/2016	6/30/2016	3/30/2016	12/31/2015	9/30/2015	6/30/2015	3/30/2015
Consumer loans, including past due fees (Note 3 "Segment Reporting")	$17.6	$16.7	$14.1	$11.2	$11.6	$9.9	$9.9	$10.7
Fees and related income on earning assets (Note 3 "Segment Reporting")	$3.5	$0.1	$5.8	$7.8	$10.5	$16.7	$12.7	$13.1
Servicing income (Note 3 "Segment Reporting")	$0.5	$0.6	$0.7	$1.2	$0.7	$0.9	$1.2	$1.4
Other income and gain on repurchase of convertible senior notes (Income Statement Face)	$0.2	$0.1	$1.1	$0.1	$0.1	$0.1	$0.1	$0.3
Removal of Rental revenue (Note 2 "Significant Accounting Policies and Consolidated Financial Statement Components | Fees and Related Income on Earning Assets")	$(0.1)	$(0.8)	$(3.1)	$(4.2)	$(7.3)	$(9.4)	$(9.3)	$(10.1)
Removal of Changes in fair value (Note 2 "Significant Accounting Policies and Consolidated Financial Statement Components | Fees and Related Income on Earning Assets")	$(2.4)	$1.6	$(1.5)	$(3.1)	$(1.6)	$(3.4)	$(1.6)	$(0.9)
Inclusion of our economic share of (or equity interest in) the receivables we manage for our equity-method investee and other	$(0.1)	$(0.1)	$0.2	$0.5	$(0.5)	$0.1	$0.3	$(0.4)
Total Yield	$19.2	$18.2	$17.3	$13.5	$13.5	$14.9	$13.3	$14.1
Average managed receivables	$236.1	$217.0	$188.1	$152.8	$153.0	$143.9	$139.4	$146.8
Total Yield Ratio (annualized)	32.6%	33.5%	36.8%	35.4%	35.2%	41.3%	38.1%	38.3%

Combined Gross Charge-Off Ratio (annualized, dollars in millions)	12/31/2016	9/30/2016	6/30/2016	3/30/2016	12/31/2015	9/30/2015	6/30/2015	3/30/2015
Chargeoffs, net of recoveries (Note 2 "Significant Accounting Policies and Consolidated Financial Statement Components | Loans and Fees Receivable")	$11.5	$6.5	$5.9	$5.8	$6.1	$4.9	$5	$7.4
Net chargeoffs associated with receivables accounted for at fair value and non-consolidated subsidiaries, net of recoveries	$1	$0.7	$1.1	$1.2	$0.3	$2.9	$1.1	$1.4
Combined Gross Charge-Offs	$12.5	$7.2	$7	$7	$6.4	$7.8	$6.1	$8.8
Average managed receivables	$236.1	$217.0	$188.1	$152.8	$153.0	$143.9	$139.4	$146.8
Combined Gross Charge-Off Ratio (annualized)	21.1%	13.3%	14.9%	18.2%	16.8%	21.5%	17.4%	23.8%

Michael Volley
February 1, 2018

Adjusted Charge-off Ratio (annualized, dollars in millions)	12/31/2016	9/30/2016	6/30/2016	3/30/2016	12/31/2015	9/30/2015	6/30/2015	3/30/2015
Net principal chargeoffs (subset of Combined Gross Charge-Offs above)	$10.8	$6.1	$5.8	$5.8	$5.4	$6.4	$5.1	$7.6
Discount accretion related to credit quality for acquired portfolios	$(0.3)	$(0.3)	$(0.3)	$(0.4)	$(0.5)	$(0.5)	$(0.5)	$(0.5)
Adjusted Net Chargeoffs	$10.5	$5.8	$5.5	$5.4	$4.9	$5.9	$4.6	$7.1
Average managed receivables	$236.1	$217.0	$188.1	$152.8	$153.0	$143.9	$139.4	$146.8
Adjusted Charge-off Ratio (annualized)	17.8%	10.7%	11.7%	14.1%	12.9%	16.5%	13.2%	19.2%

In order to clarify the calculation of these ratios, we plan to include in future periodic reports the following revised disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Consolidated Results of Operations-Definitions of Financial, Operating and Statistical Measures”:

Total yield ratio. Represents an annualized fraction, the numerator of which includes (as appropriate for each applicable disclosed segment) the: 1) finance charge and late fee income billed on all outstanding receivables and the amortization of the accretable yield component of our acquisition discounts for portfolio purchases, collectively included in the consumer loans, including past due fees category on our consolidated statements of income; plus 2) credit card fees (including over-limit fees, cash advance fees, returned check fees and interchange income), earned, amortized amounts of annual membership fees and activation fees with respect to certain credit card receivables, collectively included in our fees and related income on earning assets category on our consolidated statements of income; plus 3) servicing, other income and gains (or less losses) on debt repurchases and other activities collectively included in our other operating income category on our consolidated statements of income; plus 4) the inclusion of our economic share of (or equity interest in) the receivables we manage for our equity-method investee and other. The denominator used represents our average managed receivables.

Combined gross charge-off ratio. Represents an annualized fraction the numerator of which is the aggregate amounts of finance charge, fee and principal losses from consumers unwilling or unable to pay their receivables balances, as well as from bankrupt and deceased consumers, less current-period recoveries (including recoveries from dealer reserve offsets for our CAR operations) as reflected in Note 2 “Significant Accounting Policies and Consolidated Financial Statement Components-Loans and Fees Receivable”, and the denominator of which is average managed receivables. Recoveries on managed receivables represent all amounts received related to managed receivables that previously have been charged off, including payments received directly from consumers and proceeds received from the sale of those charged-off receivables. Recoveries typically have represented less than 2% of average managed receivables.

Adjusted charge-off ratio. Represents an annualized fraction the numerator of which is the principal amount of losses, net of recoveries as adjusted to apply discount accretion related to the credit quality of acquired portfolios to offset a portion of the actual

Michael Volley
February 1, 2018

face amount of net charge offs, and the denominator of which is average managed receivables. (Historically, upon our acquisitions of credit card receivables, a portion of the discount reflected within our acquisition prices has related to the credit quality of the acquired receivables-that portion representing the excess of the face amount of the receivables acquired over the future cash flows expected to be collected from the receivables. Because we treat the credit quality discount component of our acquisition discount as related exclusively to acquired principal balances, the difference between our net charge offs and our adjusted charge offs for each respective reporting period represents the total dollar amount of our charge offs that were charged against our credit quality discount during each respective reporting period.)

* * * * *
The Company appreciates the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call me at (404) 885-3310 or Brink Dickerson at (404) 885-3822.

Sincerely,
/s/Paul Davis Fancher
Paul Davis Fancher

cc:    William R. McCamey (Atlanticus Holdings Corporation)
Mitchell C. Saunders (Atlanticus Holdings Corporation)
W. Brinkley Dickerson (Troutman Sanders LLP)